Exhibit 99.1

IDC 5 Speen Street Framingham, MA 01701 (508) 872-8200 www.idc.com

Requested By: Carlos Sava

For Client: Friedman, Billings, and Ramsey

Approving Analyst(s): Ray Boggs

Disclosure Form

IDC grants Friedman, Billings and Ramsey, permission to disclose the following information:

“

Quote 1:

Our target market consists of over 23 million businesses in the United States. This consists of approximately 14.7 million income-generating home-based businesses, as estimated by IDC, in March 2006 (report # 200962), and approximately 8.1 million additional businesses with fewer than 100 employees that are not home-based businesses, as estimated by IDC in March 2006 (report # 35050). We believe that small and medium-sized businesses understand that an effective Web presence is important to their success because of the increasing acceptance of the Internet as a tool for both consumers and businesses.

Quote 2:

Small and medium-sized businesses continue to represent a major opportunity for technology solutions providers. In March 2006 (report # 200962), IDC, an independent market research firm, estimated that there were approximately 14.7 million income-generating home-based businesses in the United States; and in March 2006 (report # 35050), IDC estimated that there were approximately 8.1 million additional businesses with fewer than 100 employees that are not home-based businesses. Adding these two markets together, this target market represents more than 23 million businesses.

Quote 3:

According to a March 2006 report (# 35050) by IDC, approximately 73% of U.S. small businesses had Internet access in 2005, which is expected to grow to nearly 81% by 2010. The pervasiveness of the Internet has enabled companies to deliver important components of information technology infrastructure remotely as a service. Businesses can now outsource systems and software to ASPs, which allows the implementation, hosting, maintenance, and upgrading of systems and software to be done in a more cost-effective manner than a business may have been able to do internally.

Quote 4:

While small and medium-sized businesses have generally been slower than larger businesses to adopt the Internet as an integral part of their business strategies, we believe that an Internet presence is seen by most small business owners today as a business necessity, similar to a phone and fax number. We believe that small and medium-sized businesses increasingly understand the Internet’s usefulness and importance in promoting their businesses and selling their services and products. According to a March 2006 IDC report (# 35050), there were approximately 8.1 million small businesses, excluding home-based businesses, in the United States in 2005, approximately 4.8 million of which had Websites. Based on those figures, we calculate that 59% of small businesses, excluding home-based businesses, were estimated to have Websites in 2005.

”

Source: IDC 2005

It is understood by both IDC and Friedman, Billings and Ramsey that the information will not be sold.

It is further understood that IDC will be credited as the source of publication. The original date of publication will also be noted.

/s/ Joseph Loiselle	5-23-06
Joseph Loiselle	Date
Vice President
IDC